Exhibit 99.1

Contact: Robert Lentz

(614) 439-6006

SCI Engineered Materials, Inc. Reports

2024 Fourth Quarter and Full-Year Results

COLUMBUS, Ohio (February 14, 2025) SCI Engineered Materials, Inc. (“SCI”) (SCIA: OTCQB), today reported financial results for the three months and twelve months ended December 31, 2024.

Jeremy Young, President and Chief Executive Officer, said “We continued to implement our growth strategy throughout 2024, despite signs of slower economic activity during the second half of the year. Specific initiatives currently being implemented include targeted digital online marketing campaigns, active participation in industry trade shows and maintaining close customer contact through in-person visits. These activities are increasing SCI’s brand recognition and have resulted in additional cross-selling opportunities with existing customers and the addition of new customers, especially for toll manufacturing services. We plan to launch new products in 2025 which further leverage SCI’s manufacturing capabilities and offer customers innovative solutions for their markets.”

Revenue

The Company’s revenue for the twelve months ended December 31, 2024, was $22,870,192 compared to $27,984,083 the prior year. Fourth quarter 2024 revenue was $5,051,150 versus $7,029,123 in for the same period in 2023. Lower cost of a key raw material was the primary factor concerning the revenue decrease in 2024 versus 2023.  Product mix and a slight decrease in volume also contributed to lower revenue for the full-year and fourth quarter of 2024. Order backlog was $2.5 million on December 31, 2024, compared to $3.0 million at September 30, 2024.

Gross profit

Gross profit was $5,068,301 for the year 2024 compared to $5,251,633 in 2023. The Company’s gross profit for the fourth quarter of 2024 was $1,184,953 versus $1,286,763 the prior year. Lower raw material costs were the key factor contributing to the decrease in gross profit. Gross profit margin for both periods in 2024 benefited from lower raw material costs and product mix compared to a year ago.

Operating expenses

Operating expenses (general and administrative, research & development (R&D), and marketing and sales) for the twelve months ended December 31, 2024, increased approximately 10% to $3,023,535 from $2,757,385 a year ago.  Higher compensation and benefit expenses, which included increased staff, and additional R&D materials and supplies, were partially offset by lower consulting and travel expenses. The Company’s operating expenses for the fourth quarter of 2024 decreased 5% to $702,764 from $741,768 in 2023. Lower R&D and marketing and sales expenses offset slightly higher general and administrative expense.

Net interest income

Net interest income was $393,441 for the year 2024 versus $286,361 in 2023, an increase of 37%. The Company’s net interest income increased to $102,533 for the fourth quarter of 2024 from $92,218 a year ago. Both periods in 2024 benefited from higher cash and cash equivalents and increased investments in marketable securities compared to the same periods of the prior year.

Income taxes

Income tax expense decreased slightly to $576,818 for the year 2024 from $586,710 in 2023. The Company’s effective tax rate was 23.6% for the twelve months ended December 31, 2024, compared to 21.1% in 2023.

Net income

Net income was $1,861,389, or $0.41 per diluted share, for the twelve months ended December 31, 2024, compared to $2,193,899, or $0.48 per diluted share, in 2023. For the year 2024, increased net interest income partially offset lower gross profit and higher operating expenses. The Company’s 2024 fourth quarter net income was $428,981, or $0.09 per diluted share, compared to $565,736, or $0.12 per diluted share, the prior year. Net income for the fourth quarter of 2024 benefited from lower operating expenses and higher net interest income, which partially offset lower gross profit.

Cash and cash equivalents

Cash and cash equivalents were $6,753,403 at December 31, 2024, versus $5,673,994 on the same date a year ago, an increase of 19%. There were $2,758,478 and $1,994,478 of investments in marketable securities at December 31, 2024 and 2023, respectively. The Company’s 2024 year-end cash and cash equivalents benefited from increased net cash provided by operating activities, partially offset by the purchase of $750,000 of marketable securities and approximately $500,000 for the acquisition of production equipment during the year.

Debt outstanding

The Company had no debt outstanding at December 31, 2024, compared to $49,149 a year ago. A final lease payment was made during the third quarter of 2024.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications who works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

 https://x.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2024. One or more of these factors have affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$6,753,403	$5,673,994
Investments - marketable securities, short term	509,478	1,000,000
Accounts receivable, less allowance for doubtful accounts	775,288	910,647
Inventories	1,432,914	4,654,398
Prepaid purchase orders and expenses	238,834	1,338,438
Total current assets	9,709,917	13,577,477

Property and Equipment, at cost	9,904,028	9,603,316
Less accumulated depreciation and amortization	(7,632,946)	(7,359,310)
Property and equipment, net	2,271,082	2,244,006

Other Assets
Investments, net - marketable securities, long term	2,249,000	994,478
Right of use asset, net	1,236,572	592,170
Other assets	66,394	78,289
Total other assets	3,551,966	1,664,937
TOTAL ASSETS	$15,532,965	$17,486,420

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short term debt	$-	$49,149
Operating lease, short term	174,863	111,193
Accounts payable	419,209	385,489
Customer deposits	337,873	4,871,035
Accrued expenses	532,260	527,595
Total current liabilities	1,464,205	5,944,461

Deferred tax liability	98,308	69,846
Operating lease, long term	1,061,709	492,080
Total liabilities	2,624,222	6,506,387

Total shareholders' equity	12,908,743	10,980,033
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$15,532,965	$17,486,420

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF INCOME

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2024 AND 2023

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2024	2023	2024	2023

Revenue	$5,051,150	$7,029,123	$22,870,192	$27,984,083
Cost of revenue	3,866,197	5,742,360	17,801,891	22,732,450
Gross profit	1,184,953	1,286,763	5,068,301	5,251,633
General and administrative expense	513,489	486,111	1,939,895	1,771,263
Research and development expense	74,697	129,530	564,576	501,937
Marketing and sales expense	114,578	126,127	519,064	484,185
Income from operations	482,188	544,995	2,044,766	2,494,248
Interest income, net	102,533	92,218	393,441	286,361
Income before provision for income taxes	584,720	637,213	2,438,207	2,780,609
Income tax expense	155,741	71,477	576,818	586,710
NET INCOME	$428,979	$565,736	$1,861,389	$2,193,899
Earnings per share - basic and diluted
Income per common share
Basic	$0.09	$0.12	$0.41	$0.48
Diluted	$0.09	$0.12	$0.41	$0.48
Weighted average shares outstanding
Basic	4,568,127	4,530,207	4,551,763	4,528,948
Diluted	4,572,555	4,561,481	4,556,285	4,559,786

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
CASH PROVIDED BY (USED IN):
Operating activities	$2,369,815	2,281,279
Investing activities	(1,241,257)	(457,884)
Financing activities	(49,149)	(97,367)
NET INCREASE IN CASH	1,079,409	1,726,028

CASH - Beginning of period	5,673,994	3,947,966

CASH - End of period	$6,753,403	$5,673,994